Danielle M. Lauzon 617.570.1955 dlauzon@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

September 17, 2014

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Bryan J. Pitko

Re:	ProQR Therapeutics B.V. Registration Statement on Form F-1, filed August 14, 2014, as amended (File No. 333-198151)

Dear Messrs. Riedler and Pitko:

This letter is being submitted on behalf of ProQR Therapeutics B.V. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed on September 16, 2014, received via telephone to us on September 16, 2014 (the “Comments”). The Company is concurrently filing Amendment No. 3 to its Registration Statement on Form F-1 (the “Amendment No. 3”), which includes changes to reflect responses to the Staff’s Comments.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier two (2) copies of each of this letter and Amendment No. 3.

Exhibits

We have considered the Staff’s Comments regarding the Opinion of NautaDutilh N.V., Dutch legal counsel of the Company, filed as Exhibit 5.1 to Amendment No. 2. In response to the Comments, the Company respectfully advises the Staff that it has filed a new Opinion of NautaDutilh N.V., Dutch legal counsel of the Company as Exhibit 5.1 to Amendment No. 3 that includes certain revisions to the language contained therein requested by the Staff.

In addition, we have considered the Staff’s Comments regarding the Consent of Deloitte B.V., Independent Registered Public Accounting Firm, filed as Exhibit 23.1 to Amendment No. 2. In response to the Comments, the Company respectfully advises the Staff that it has filed a new Consent of Deloitte B.V., Independent Registered Public Accounting Firm as Exhibit 23.1 to Amendment No. 3 that includes certain revisions to the language contained therein requested by the Staff.

Division of Corporation Finance

Securities and Exchange Commission

September 17, 2014

If you should have any questions concerning this matter, please contact the undersigned at (617) 570-1955.

Sincerely,

/s/ Danielle M. Lauzon

Danielle M. Lauzon

Enclosures

cc:	Daniel de Boer, ProQR Therapeutics B.V.

René Beukema, ProQR Therapeutics B.V.

Mitchell S. Bloom, Goodwin Procter LLP

Evan Kearns, Goodwin Procter LLP

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